April 10, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Exabyte Corporation
Registration Statement on Form S-3
File No. 333-54862 (the "Registration Statement")

Ladies and Gentlemen:

     Reference is hereby made to the above-referenced Registration Statement, which was filed with the Securities and Exchange Commission (the "Commission") by Exabyte Corporation (the "Company") on February 2, 2001.

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by the Company to withdraw the Registration Statement. The Company has determined that, in view of the length of time required to complete the SEC review process, it is inadvisable to proceed with the registration and sale of its securities at this time. In addition, no securities have been offered or sold pursuant to the Registration Statement.

     The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of said Rule 477.

     Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

     If you have any questions regarding this application, please contact the Company's legal counsel, Nina Lopez of Holland & Hart at (303) 473-2729 or, in her absence, Mark R. Levy at (303) 295-8073.

Respectfully submitted,

 /s/ Stephen F. Smith

Stephen F. Smith

Vice President, Chief
Financial Officer, General
Counsel and Secretary